KINGFISHER

RECEIVED
2005 MAR 21 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

05006691

By Courier

SUPPL

17 March 2005

Re: Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, covering the period 17 September 2004 to 17 March 2005, that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and

(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject ot the Exchange Act.

Certain routine market announcements, including dealings in the shares of the company by employee share plans, notifications of substantial shareholdings and half-yearly returns of block-listed shares allotted under employee share plans, have not been included as we understand that these are not required to be furnished under Rule 12g3-2(b).

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

JWilson

dlw 3/23

Julie Wilson
Assistant Company Secretary

No.	Date	Description
1	06/10/2004	Market announcement: Formal Notice of Specialist Securities
2	07/10/2004	Shareholder Circular: Scrip Dividend Alternative
3	26/11/2004	Market announcement: Kingfisher announces stores acquisition in China
4	15/12/2004	Market Announcement: 3rd quarter results
5	17/02/2004	Market Announcement: 4th quarter results
6	17/03/2004	Market Announcement: Preliminary results
7	17/03/2004	Market Announcement: IFRS Impact

Regulatory Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	Listing Particulars
Released	07:00 06-Oct-04
Number	7510D

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 6th October 2004

Application has been to the UK Listing Authority for the following debt securities to be admitted to

DETAILS OF ISSUE: €2,500,000,000 Euro Medium Term Note Programme

ISSUER: Kingfisher plc

INCORPORATED IN: England and Wales

Particulars relating to the issue may be obtained during usual business hours for as long as the Notes Programme from the date of this formal notice from:

Kingfisher plc
3 Sheldon Square
Paddington
London
W2 6PX

HSBC Bank plc
Level 24
8 Canada Square
London
E14 5HQ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at Authority, 25 The North Colonnade, London E14 5HS.

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Kingfisher plc
File Reference 82-968

Regulatory Announcement

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RECEIVED
2005 MAR 21 P 3:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Kingfisher PLC
TIDM	KGF
Headline	Scrip Dividend Alternative
Released	15:05 07-Oct-04
Number	8415D

RNS Number:8415D
Kingfisher PLC
07 October 2004

Kingfisher plc

Doc Re Scrip Dividend Alternative of New Shares (valued at 306.45p per share) in respect of the Interim Dividend for the financial year ending 29 January 2005.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given)

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	China Stores Acquisition
Released	12:38 26-Nov-04
Number	7027F

For immediate release

26th November 2004

Kingfisher announces stores acquisition in China

Kingfisher plc, Europe's leading home improvement retailer, today announces an accelerated expansion of its B&Q business in China with the acquisition of five leasehold hypermarket stores from PriceSmart, a privately-owned Chinese company. The total consideration for all the properties is £6.95 million, payable in cash, with payment conditional on completion of the transfer of each store. The five vacant stores are expected to be converted to the B&Q format during 2005.

The acquisition will strengthen B&Q's position in the highly attractive home improvement market in China, where it is the market leader with 20 stores. The new stores will also extend B&Q's reach into cities in the West and North East of China, which had already been targeted for new openings. The new sites are in addition to the planned opening of seven to nine new B&Q stores in China during 2005/06.

Kingfisher's B&Q China operations recorded sales of £131 million in the year to 31 January 2004, up 64% on a constant currency basis. The business also moved into profit for the first time with a full year profit of £0.4 million, after all store opening costs. Kingfisher opened its first B&Q store in China in 1999.

The PriceSmart stores being acquired are all large units of 8,000-9,000 square metres. Two stores are located in the North East, two in the West and one in the North.

Ian Cheshire, Kingfisher's chief executive, international and development, said: "Kingfisher has been performing extremely well in China, which is one of the most exciting retail markets in the world. This deal enables B&Q to accelerate its expansion there and to consolidate its position as market leader."

Enquiries:

Ian Harding, Director of Communications 0207 644 1029

Nigel Cope, Head of External Communications 0207 644 1030

Heather Ward, Head of Investor Relations 0207 644 1032

Notes to editors:

Kingfisher is Europe's leading home improvement retailer and the third largest in the world, with 588 stores in nine countries in Europe and Asia. Kingfisher operates the B&Q format in Asia, where it is the market leader in China (20 stores) and Taiwan (17 stores). The first B&Q store in South Korea is due to open next year.

PriceSmart is a private local Chinese business franchised from the US company, Price Club. It has 14 membership warehouse stores in China under the PriceSmart name and 40 supermarkets which trade as N-mart.

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Regulatory Announcement

RECEIVED
2005 MAR 21 P 3:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Kingfisher PLC
TIDM	KGF
Headline	3rd Quarter Results
Released	07:00 15-Dec-04
Number	4132G

EMBARGOED UNTIL 0700 HOURS
Wednesday 15 December 2004

Kingfisher plc
Third Quarter ending 30 October 2004

Group Financial Highlights*

Third Quarter

- Sales up 8.2% to £1.94 billion (2003: £1.79 billion), up 9.6% in constant currency
- Like-for-Like (LFL) sales up 2.6%
- Retail profit up 6.7% to £190.0 million (2003: £178.1 million), up 8.5% in constant currency
- Net debt down to £587.3 million (£683.8 million as at 1 November 2003)

Year to date

- Sales up 9.2% to £5.89 billion (2003: £5.39 billion), up 10.9% in constant currency
- Like-for-Like (LFL) sales up 4.9%
- Retail profit up 10.8% to £545.8 million (2003: £492.5 million), up 12.6% in constant currency

* *All figures for the prior year are for continuing home improvement businesses only. They exclude businesses sold or demerged during 2003/04. Retail profit is stated before property, other operating costs, exceptional items, and goodwill amortisation.*

Gerry Murphy, Chief Executive, said:

"Kingfisher has delivered sales and profit growth in a tougher quarter in the UK and France, with slowing growth in consumer spending and more promotional and price competition in these key markets.

“Kingfisher continued to build for the future with 19 new stores opened during the quarter, nine of which were in our international markets.”

Company Profile

Kingfisher plc is Europe’s leading home improvement retailer and the third largest in the world, with 588 stores in nine countries in Europe and Asia. Its main retail brands are B&Q, Screwfix Direct, Castorama and Brico Dépôt. Kingfisher also has a strategic alliance with Hornbach, Germany’s leading DIY Warehouse retailer, with 116 stores across Europe.

UK & IRELAND

For the 13 weeks ended 30 October 2004

	Retail Sales £m		% Total Change	% LFL Change	Retail Profit £m		% Total Change
	2004	2003			2004	2003	
B&Q	1,000.1	952.7	5.0%	1.3%	97.5	90.1	8.2%
Screwfix Direct	53.4	56.9	(6.2)%	(6.2)%	(1.1)	5.8	(119.0)%
Total UK	**1,053.5**	**1,009.6**	**4.3%**	**0.8%**	**96.4**	**95.9**	**0.5%**

UK consumer spending – Consumer demand weakened in the quarter with British Retail Consortium data for the three months to October showing total retail like-for-like sales growth slowing to 1.1% from 2.6% for the previous quarter.

B&Q's total sales grew 5.0% to £1.0 billion (1.3% LFL) and retail profit grew by 8.2% to £97.5 million.

Sales - Kitchens, bathrooms and bedrooms delivered strong sales, driven by new ranges and increased promotional activity. Seasonal ranges, such as garden furniture and heating products, continued to suffer weak sales in a soft market with a high level of promotional activity.

Mini-Warehouse conversions - Six Supercentres were converted to the mini-Warehouse format bringing the total now trading to 53. Mini-Warehouse conversions continue to show double digit sales uplifts.

Store openings - Seven Warehouse stores and three new mini-Warehouses were opened in the quarter, an increase in selling space of 5.3% on the same quarter last year. A further three Warehouse stores and four mini-Warehouses are expected to open by the end of the year.

Retail margin improved from 9.5% to 9.8%. The costs of lowering prices for customers, extending ranges and improving distribution capability were offset by further progress in sourcing and general efficiency. With a continuing focus on cost reduction, B&Q announced 70 redundancies at its Southampton headquarters shortly after the end of the quarter.

SCREWFIX DIRECT's sales fell by 6.2% to £53.4 million and the business recorded a retail loss of £1.1 million in the period (2003: £5.8 million retail profit), following operational disruption during a complete reconfiguration of its fulfilment and distribution operations. Three older fulfilment centres were closed and replaced by a new semi-automated centre near Stoke, which will increase Screwfix Direct's capacity by 40%.

Order-taking through the call centre and the internet was restricted during the changeover to ensure that Screwfix Direct met its overnight delivery promise. The new fulfilment centre and all sales channels are now fully operational.

FRANCE

For the 13 weeks ended 30 October 2004

Retail sales £m	2004	2003	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama	397.4	399.5	(0.5)%	2.1%	0.3%
Brico Dépôt	273.9	218.9	25.1%	28.5%	16.9%
Total France	**671.3**	**618.4**	**8.6%**	**11.5%**	**6.2%**

Retail profit £m	2004	2003	% Change (Reported)	% Change (Constant)
Castorama	41.1	40.4	1.7%	5.4%
Brico Dépôt	25.7	20.4	26.0%	30.5%
Total France	**66.8**	**60.8**	**9.9%**	**13.8%**

2004 £1 = 1.487 euro; 2003 £1 = 1.4434 euro

All comparative growth figures in the remainder of the text are expressed on a constant currency basis.

French market - According to Banque de France, DIY comparable store sales growth in France slowed to 1.9% in the third quarter from 4.0% in the second quarter. In an increasingly promotional and discount-led market, Group sales in France were £671.3 million, up 11.5% (6.2% LFL). Retail profit was £66.8 million, up 13.8%.

CASTORAMA

Sales were £397.4 million, up 2.1% (0.3% LFL). Retail profit of £41.1 million was up 5.4%. Castorama achieved strong growth in garden furniture and garden buildings as well as modest growth in Showroom sales, driven by kitchen ranges and showers. There was a slow start to the heating season due to mild weather during the quarter. A recent external survey has shown that French consumers' perception of Castorama's pricing is improving compared to its principal competition.

Store revitalisations - In October, a relocated store in Poitiers opened and has been trading ahead of expectations. This takes the number of Castorama stores operating in the new format to 13. The next wave of revitalisations is planned for the first quarter of next year.

Retail margin increased from 10.1% to 10.3%. The cost of lowering prices for customers was offset by sourcing gains and other productivity improvements.

BRICO DEPOT delivered sales of £273.9 million, up 28.5% (16.9% LFL). Sales were strong in all categories reflecting the continuing appeal of Brico Dépôt's hard discount offer and the launch of its first ever national catalogue in April. One further store will be opened in the fourth quarter, taking the total to 64.

Retail profit was £25.7 million, up 30.5%, with profit margin improvement despite additional social and retail taxes.

REST OF WORLD

For the 13 weeks ended 30 October 2004

Retail sales £m	2004	2003	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama Poland	84.0	81.6	2.9%	5.0%	(8.5)%
Castorama Italy	63.4	45.0	40.9%	44.7%	9.5%
B&Q China	57.4	35.4	62.1%	83.4%	9.7%
Other Int'l (1) (2)	7.6	0.3	n/a	n/a	n/a
Total	**212.4**	**162.3**	**30.9%**	**36.7%**	**0.3%**

Retail profit £m	2004	2003	% Change (Reported)	% Change (Constant)
Castorama Poland	11.3	13.9	(18.7)%	(13.1)%
Castorama Italy	7.3	3.9	87.2%	92.1%
B&Q China	1.8	0.8	125.0%	157.1%
B&Q Taiwan	1.3	1.5	(13.3)%	(0.0)%
Other Int'l (1)	5.1	1.3	293.4%	200.8%
Total	**26.8**	**21.4**	**25.2%**	**30.7%**

(1) Other International includes Hornbach in Germany, Koçtas in Turkey, B&Q Home in South Korea, Brico Stock in Spain and Castorama in Russia.
(2) Joint venture sales not consolidated (B&Q Taiwan, Koçtas in Turkey)

All comparative growth figures in the remainder of the text are expressed on a constant currency basis.

Total rest of world - sales were £212.4 million, up 36.7% (0.3% LFL). Retail profit was £26.8 million, up 30.7%.

Castorama Poland – Sales were £84.0 million, up 5.0% (down 8.5% LFL), and retail profit was £11.3 million, down 13.1%, reflecting the effect of higher VAT charges since May. Consumer demand in Poland has weakened generally as a result of higher VAT, rising inflation and higher interest rates. In the year to date, Castorama Poland has performed well, with sales of £242.1 million, up 21.6% (8.9% LFL). Four new stores were opened in the quarter (2003/4: one store) taking the total to 25.

Castorama Italy – Sales were £63.4 million, up 44.7% (9.5% LFL) and retail profit was £7.3 million, up 92.1%. All categories performed well. A new "medium-box" store opened in July and has performed well. One store was relocated in the quarter (2003/4: two new stores) leaving the total at 21. One further store will be opened in the fourth quarter.

B&Q China – Sales reached £57.4 million, up 83.4% (9.7% LFL). Growth was driven by increasing trade sales and stronger installation services. Retail profit of £1.8 million more than doubled in the quarter. Two stores opened in the period taking the total to 20. One store will be opened in the fourth quarter.

B&Q Taiwan, a 50% joint venture, delivered flat retail profit due to continued investment in its installations business and store revamps in the period. One further store will be opened in the fourth quarter taking the total to 18.

Other International includes **Hornbach**, which contributed £7.8 million of retail profit in the

period (2003/04: £4.4 million). Hornbach outperformed the German DIY sector and gained market share. Hornbach's contribution was offset by start-up and development costs in Europe and Asia. **Brico Stock,** the Spanish adaptation of Brico Dépôt, continued to grow with sales of £7.6 million in the quarter. One new store will be opened in the fourth quarter, taking the total to four. In Turkey, **Koçtas,** a 50% joint venture, performed well with work continuing on building a new store in Ankara.

Enquiries:

Ian Harding, Director of Communications	020 7644 1029
Nigel Cope, Head of External Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032
Kingfisher plc	020 7372 8008

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX

DATA BY COUNTRY – as at 30 October 2004

Home Improvement	Store numbers	Selling space (000s sq.m.)	Employees (FTE)
B&Q	330	2,210	27,344
Screwfix Direct	-	-	1,299
Total UK & Ireland	**330**	**2,210**	**28,643**
Castorama	104	1,015	12,757
Brico Dépôt	63	312	4,307
Total France	**167**	**1,327**	**17,064**
Castorama Poland	25	229	4,835
Castorama Italy	21	137	2,084
B&Q China	20	234	4,980
B&Q Taiwan	17	83	1,781
Other International (1)	8	41	675
Total Rest of World	**91**	**724**	**14,355**
Total	**588**	**4,261**	**60,062**

(1) Other international includes Koçtas in Turkey, B&Q Home in South Korea and Brico Stock in Spain.

Year to Date results - for the nine months to 30 October 2004

	Retail Sales £m		% Total Change (Reported)	% LFL Change	Retail Profit £m		% Total Change (Reported)
	2004	2003			2004	2003	
B&Q	3,173.0	3,005.3	5.6%	2.1%	305.4	274.2	11.4%
Screwfix Direct	176.6	164.0	7.7%	7.7%	5.0	15.8	(68.4)%
Total UK & Ireland	**3,349.6**	**3,169.3**	**5.7%**	**2.4%**	**310.4**	**290.0**	**7.0%**
Castorama	1,224.5	1,194.3	2.5%	3.6%	109.2	103.2	5.8%
Brico Dépôt	737.4	598.2	23.3%	18.2%	61.8	53.2	16.2%
Total France	**1,961.9**	**1,792.5**	**9.5%**	**8.5%**	**171.0**	**156.4**	**9.3%**
Castorama Poland	242.1	215.1	12.6%	8.9%	36.9	31.2	18.3%
Castorama Italy	173.6	128.5	35.1%	6.8%	15.1	9.9	52.5%
B&Q China	141.9	85.2	66.5%	14.8%	1.2	(1.9)	N/A
B&Q Taiwan (2)	-	-	-	-	4.3	3.8	13.2%
Other Int'l (1) (2)	16.0	0.3	n/a	n/a	6.9	3.1	122.6%
Rest of World	**573.6**	**429.1**	**33.7%**	**9.4%**	**64.4**	**46.1**	**39.7%**
Total	**5,885.1**	**5,390.9**	**9.2%**	**4.9%**	**545.8**	**492.5**	**10.8%**

(1) Other International includes Hornbach in Germany, Koçtas in Turkey, B&Q Home in South Korea, Brico Stock in Spain, Castorama in Russia and B&Q International costs.
(2) Joint venture sales not consolidated (B&Q Taiwan, Koçtas in Turkey)

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File Reference 82-968

Regulatory Announcement

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RECEIVED
2005 MAR 21 P 3:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Kingfisher PLC
TIDM	KGF
Headline	Directorate Change
Released	09:30 27-Jan-05
Number	8639H

RNS Number:8639H
Kingfisher PLC
27 January 2005

For immediate release

Thursday 27 January 2005

Kingfisher plc

Director Retires

Following the announcement in November 2003 that Bill Whiting intended to step down from the Board in early 2005, Kingfisher today confirms that he has tendered his resignation as a director of Kingfisher plc and will leave the Board on 28 January 2005.

He will continue to work as a part-time executive with the company until his retirement at the end of March.

Gerry Murphy, Group Chief Executive, said: "Bill Whiting is an outstanding retailer and marketing professional. I would like to thank him personally for sharing his wise counsel and great humour, and I wish him a fulfilled and amusing retirement."

Sir Francis Mackay, Chairman, said: "Bill's knowledge of retail and DIY has been invaluable at Kingfisher. I would like to take this opportunity to thank him for his immense contribution to the Group over the last 23 years, and to wish him well in the future."

Bill Whiting said: "In my time with B&Q I've seen it grow 20 times over. The remarkable thing is that the future prospects, especially with the new international markets, now look even more exciting than they did in 1982."

Enquiries:

Ian Harding, Director of Communications	020 7644 1029
Nigel Cope, Head of External Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032
Kingfisher plc	020 7372 8008

Company Profile

Kingfisher plc is Europe's leading home improvement retailer and the third largest in the world, with 588 stores in nine countries in Europe and Asia. Its main retail brands are B&Q, Screwfix Direct, Castorama and Brico Depot. Kingfisher also has a strategic alliance with Hornbach, Germany's leading DIY Warehouse retailer, with 116 stores across Europe.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	4th Quarter Sales Update
Released	07:00 17-Feb-05
Number	7089I

EMBARGOED UNTIL 0700 HOURS
Thursday 17th February 2005

Kingfisher plc
Fourth Quarter sales update for the 13 weeks ended 29 January 2005

Group Financial Highlights

Fourth Quarter

- Sales up 7.1% to £1.76 billion (2004: £1.65 billion), up 6.7% in constant currency
- Like-for-Like (LFL) sales up 0.6%

Twelve months to 29 January 2005*

- Sales up 8.7% to £7.65 billion (2004: £7.04 billion), up 9.9% in constant currency
- Like-for-Like (LFL) sales up 3.9%.

**All figures for the prior year are for continuing home improvement businesses only. They exclude businesses sold or demerged during 2003/04.*

NOTE: In the remainder of the document all sales growth figures are in constant currencies unless otherwise stated.

Gerry Murphy, Chief Executive, said:

"Kingfisher delivered good fourth quarter sales growth in France, Italy and China, offset by weaker performances in a more challenging UK market and in a Polish market impacted by last year's VAT changes. For the full year, Kingfisher delivered a solid overall performance, growing total sales by 9.9% and like-for-like sales by 3.9%.

"With a continued focus on margins, costs and cashflow, Kingfisher expects to announce pre-exceptional profit before tax in line with the current consensus of analysts' estimates on 17 March 2005."

Company Profile

Kingfisher plc is Europe's leading home improvement retailer and the third largest in the world, with nearly 600 stores in nine countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with 117 stores across Europe.

UK & Ireland

Consumer demand weakened further in the quarter with British Retail Consortium data for the three months to January showing a decline in "other non-food" like-for-like sales of 0.4%, following 1.7% growth in the previous quarter. **B&Q's** total sales grew 2.6% to £914.7 million, although LFL sales declined by 1.2%, reflecting weakening consumer demand and an increasingly competitive trading environment.

Sales of some categories due for range review in 2005, such as flooring, lighting and wall decorations, declined. Sales of kitchens and bathrooms grew slightly against a strong quarter last year and categories which had been recently refreshed (e.g. paint and radiators), or where prices were lowered (e.g. building materials), performed strongly.

Ahead of the key spring season, horticultural and garden leisure ranges have been substantially renewed, and own-brand paint, flooring and showering ranges improved. Innovative and price-competitive new products such as Airforce DIY fixed air conditioning, easy to lay Edge tiling and Speedstone granite worktops are being introduced. A major Every Day Low Pricing (EDLP) marketing campaign - "Price Reverse" – was launched in early February featuring 5,000 price reductions to consolidate B&Q's price leadership.

In the fourth quarter, B&Q opened two new format Warehouse stores. These "stretch" stores are testing new approaches to providing home improvement inspiration to consumers and a more compelling offer to B&Q's skilled trade customers. The mini-Warehouse conversion programme continued to deliver strong sales uplifts. There were 63 mini-Warehouses trading at the end of the quarter.

B&Q's overhead efficiency drive continued in the quarter, but the benefits did not fully offset the weaker sales and price reductions in the period.

Following the commissioning of its new fulfilment centre, **Screwfix Direct's** call centre and internet site were fully operational from mid-December with positive sales growth recorded since then.

France

According to Banque de France, DIY comparable store sales growth was 2.6% in the fourth quarter. Kingfisher's total sales grew 8.9%, 5.0% LFL, with Brico Dépôt performing particularly strongly in a discount-driven French consumer market.

Castorama's sales declined 0.7% to £346.6 million, LFL sales down 0.9%, due to disruption caused by the earlier start of the 2005 revitalisation programme with seven stores affected during December and January, and preparation across the chain for a major relaunch of decorative ranges in the current quarter. Showroom sales were also weak ahead of a major relaunch in 2005. Stores that have been refurbished in 2004 into the new format performed well, as did new ranges of gardening equipment, Christmas decorations and indoor heating equipment.

With its powerful and popular hard discount offer, **Brico Dépôt** sales grew strongly, up 26.6% to £238.2 million, up 16.0% LFL. All categories performed well. The performance was boosted by further promotional mailings, which built upon the success of Brico Dépôt's first fully national catalogue in April 2004.

Rest of World

Total Rest of World sales were £213.0 million, up 26.6% with four new stores opened in the period. LFL sales declined by 0.7% due entirely to weakness in Poland.

Castorama Poland sales were £79.8 million, up 2.2%. LFL sales declined 14.2% against a very strong comparative (+19.5% LFL) caused by customers purchasing ahead of higher VAT rates which came into effect with EU accession in May 2004. The higher VAT rates, inflation and interest rates have weakened overall consumer spending and Castorama Poland is performing well in a difficult market.

Castorama Italy sales were £55.9 million, up 23.7% (up 3.9% LFL) with continued strong performance in all product categories.

B&Q China sales were £69.8 million, up 61.6% (up 16.8% LFL). Growth was driven by increasing trade sales and stronger installation services.

In Spain, **Brico Depôt** opened its fourth store.

Enquiries:

Ian Harding Director of Communications	020 7644 1029
Nigel Cope Head of External Communications	020 7644 1030
Heather Ward Head of Investor Relations	020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com

For the 13 weeks ended 29 January 2005

Retail sales £m	**2004/5**	**2003/4**	**% change (reported)**	**% change (constant)**	**% like-for-like change**
B&Q	914.7	891.5	2.6%	2.6%	(1.2)%
Screwfix Direct	52.0	56.6	(8.1)%	(8.1)%	(8.1)%
Total UK & Ireland	**966.7**	**948.1**	**2.0%**	**2.0%**	**(1.7)%**
Castorama France	346.6	347.5	(0.3)%	(0.7)%	(0.9)%
Brico Dépôt	238.2	187.8	26.8%	26.6%	16.0%
Total France	**584.8**	**535.3**	**9.2%**	**8.9%**	**5.0%**
Castorama Poland	79.8	70.5	13.2%	2.2%	(14.2)%
Castorama Italy	55.9	45.2	23.7%	23.7%	3.9%
B&Q China	69.8	46.3	50.8%	61.6%	16.8%
Other Int'l (1)	7.5	1.9	n/a	n/a	n/a
Rest of World	**213.0**	**163.9**	**30.0%**	**26.6%**	**(0.7)%**
Total	**1,764.5**	**1,647.3**	**7.1%**	**6.7%**	**0.6%**

For the 52 weeks ended 29 January 2005

Retail sales £m	**2004/5**	**2003/4**	**% change (reported)**	**% change (constant)**	**% like-for-like change**
B&Q	4,087.7	3,896.8	4.9%	4.9%	1.3%
Screwfix Direct	228.6	220.6	3.6%	3.6%	3.6%
Total UK & Ireland	**4,316.3**	**4,117.4**	**4.8%**	**4.8%**	**1.5%**
Castorama France	1,571.1	1,541.8	1.9%	4.4%	2.6%
Brico Dépôt	975.6	786.0	24.1%	27.1%	17.7%
Total France	**2,546.7**	**2,327.8**	**9.4%**	**12.0%**	**7.7%**
Castorama Poland	321.9	285.6	12.7%	16.1%	2.9%
Castorama Italy	229.5	173.7	32.1%	35.3%	6.1%
B&Q China	211.7	131.5	61.0%	78.5%	15.5%
Other Int (1)	23.5	2.2	n/a	n/a	n/a
Rest Of World	**786.6**	**593.0**	**32.6%**	**38.6%**	**6.5%**
Total	**7,649.6**	**7,038.2**	**8.7%**	**9.9%**	**3.9%**

(1) Other international represents Brico Depôt in Spain

END

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©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED
2005 MAR 21 P 3:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Kingfisher PLC
TIDM	KGF
Headline	IFRS Impact
Released	10:00 17-Mar-05
Number	8648J

EMBARGOED UNTIL 1000 HOURS
Thursday 17 March 2005

Kingfisher plc

IMPACT FROM THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Kingfisher plc ("Kingfisher") is preparing for the adoption of International Financial Reporting Standards ("IFRS") as its primary accounting basis for the year ending 28 January 2006. As part of this transition, Kingfisher is presenting today financial information prepared in accordance with IFRS for the year ended 29 January 2005.

Results for the year ended 29 January 2005 under UK GAAP were released today and are available on the Group's website www.kingfisher.com.

The primary changes to Kingfisher's reported financial information at 29 January 2005 from the adoption of IFRS are as a result of the:

- recognition of all employee benefit related obligations, principally pensions;
- recognition of a relatively small number of building leases as finance leases;
- recognition of lease incentives received over the entire term of the lease rather than to the first market rent review;
- recognition of deferred tax liabilities on historical property revaluations and other temporary differences; and
- recognition of exchange gains and losses in the income statement on inter-company loan balances which do not meet the functional currency requirements under IAS21.

For the year ended 29 January 2005 the impact on profits from the adoption of IFRS would be to reduce retail profit by less than 1% and profit after tax by 3%, with an underlying reduction in profit after tax of 5% excluding a functional currency benefit under IAS 21. Net assets would be reduced by 7% at 1 February 2004 and by 11% at 29 January 2005 after the reversal of the property revaluation uplift recorded under UK GAAP.

Duncan Tatton-Brown, Group Finance Director, commented:

"This announcement provides a detailed analysis of the impacts of IFRS on our financial statements. To help our stakeholders prepare for the change we have re-stated our results for the year ended 29 January 2005, announced earlier today, under these new rules ahead of their adoption for the year ending 28 January 2006."

For further information:

Kingfisher plc
Heather Ward, Head of Investor Relations
020 7644 1032

KINGFISHER plc
IMPACT FROM ADOPTION OF IFRS

CONTENTS

1. INTRODUCTION

Kingfisher plc and its subsidiaries (the Group) currently prepares its consolidated financial statements under UK Generally Accepted Accounting Practice (UK GAAP). Following the adoption of Regulation No. 1606/2002 by the European Parliament on 19 July 2002, the Group has been preparing for the adoption of International Financial Reporting Standards (IFRS)[1] as its primary accounting basis.

IFRS will apply for the first time in the Group's financial statements for the year ending 28 January 2006. Accordingly, the Group's first quarter sales and retail profit announcement and the financial results for the six month period ending 30 July 2005 will be prepared and reported under IFRS.

This press release explains how the Group's reported UK GAAP financial performance for the year ended 29 January 2005 and its financial position at that date would have been reported under IFRS. It includes, on an IFRS basis:

- the Group's consolidated balance sheet at 1 February 2004, the Group's date of transition (the "opening" balance sheet under IFRS);
- the Group's consolidated income statement for the year ended 29 January 2005;
- the Group's consolidated statement of recognised income and expense for the year ended 29 January 2005; and
- the Group's consolidated balance sheet at 29 January 2005.

This document explains all material accounting policy changes from the accounting policies adopted in the UK GAAP financial statements for the year ended 29 January 2005. A full set of IFRS accounting policies will be published in the Group's first IFRS financial statements for the year ending 28 January 2006.

The financial information presented in this document is unaudited.

Reconciliations to assist the reader in understanding the nature and quantum of differences between UK GAAP and IFRS for the financial information above are included in the Appendix.

1. References to IFRS throughout this document refer to the application of International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees, and as interpreted by any regulatory bodies applicable to the Group.

2. BASIS OF PREPARATION

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees, and as interpreted by any regulatory bodies applicable to the Group published by 31 December 2004. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. Further standards and interpretations may also be issued that will be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but may be adopted early. The Group's first IFRS financial statements may, therefore, be prepared in accordance with some different accounting policies from the financial information presented here.

In preparing this financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19, "Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures".

On 19 November 2004, the European Commission endorsed an amended version of IAS 39, "Financial Instruments: Recognition and Measurement" rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, will be adopted with effect from 30 January 2005 (Kingfisher's 2005/06 financial year).

2.1. IFRS 1 First Time Adoption Choices

IFRS 1, "First-time Adoption of International Financial Reporting Standards" sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 28 January 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 February 2004.

This standard provides a number of optional exceptions to this general principle. Set out below is a description of the significant first time adoption choices made by the Group.

a) Business combinations before the opening IFRS balance sheet date (IFRS 3, "Business Combinations")

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the opening balance sheet, goodwill arising from past business combinations (£2.5 billion) remains as stated under UK GAAP at 1 February 2004.

Substantially all of the Group's goodwill arose on the acquisition of the minority interest in Castorama Dubois Investissements S.C.A. and the Group has elected to leave this as a sterling denominated asset. In future, IFRS will require goodwill arising on the acquisition of a foreign operation to be accounted for as a foreign currency asset and to be re-translated each period as part of the translation of the opening net investment.

b) Employee Benefits – actuarial gains and losses (IAS 19, "Employee Benefits")

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. The Group has recognised actuarial gains and losses in full in the period in which they occur in a statement of recognised income and expense in accordance with the amendment to IAS 19, issued on 16 December 2004.

c) Valuation of properties (IAS 16, "Property, plant and equipment")

The Group has previously applied a policy of annual revaluations of property. The Group has now elected to treat the revalued amount of operating properties at 1 February 2004 as deemed cost as at that date and will not revalue for accounts purposes in future. The Group will however provide the current market values as additional disclosure in the financial statements.

Investment property was previously revalued annually under UK GAAP. Following the disposal of the Chartwell Land investment property portfolio in 2004, the amount of investment property now held by the Group is insignificant. The Group has elected to restate the remaining investment property at historical cost under IFRS. There is no material impact of this change on the income statement.

d) Share-based Payments (IFRS 2, "Share-based Payment")

The Group has elected to apply IFRS 2 only to relevant share based payment transactions granted after 7 November 2002.

e) Foreign Currency Translation Reserve (IAS 21, "The Effects of Changes in Foreign Exchange Rates")

The Group has elected to reset the foreign currency translation reserve to zero at 1 February 2004. Going forward, IFRS requires amounts taken to reserves on the retranslation of foreign subsidiaries to be recorded in a separate foreign currency translation reserve and be included in the future calculation of profit or loss on sale of the subsidiary.

f) Financial Instruments (IAS 39, "Financial Instruments : Recognition and Measurement" and IAS 32, "Financial Instruments: Disclosure and Presentation")

The Group has taken the option to defer the implementation of IAS 32 and IAS 39 to the financial year ending 28 January 2006. Therefore, financial instruments will continue to be accounted for and presented in accordance with UK GAAP for the year ended 29 January 2005. On 30 January 2005, there will be an adjustment to reflect the movements from the UK GAAP carrying values to the IAS 39 values. It is the Group's intention to apply hedge accounting where the requirements of IAS 39 are met.

2.2. Presentation of financial information

The primary statements within the financial information contained in this document have been presented in accordance with IAS 1, "Presentation of Financial Statements". However, this format and presentation may require modification as practice develops and in the event that further guidance is issued.

3. KEY IMPACT ANALYSIS

The analysis below sets out the most significant adjustments arising from the transition to IFRS.

3.1. Presentation of Financial Statements

The format of the primary statements contained in this document have been presented in accordance with IAS 1, "Presentation of Financial Statements", which are different to their UK GAAP equivalents.

The Group will continue to account for its joint venture interests in B&Q Home (Taiwan) and Koçtaş (Turkey) using the equity method of accounting rather than the proportional consolidation method that is permitted under IAS 31. The Group will also continue to account for its associate investments using the equity accounting method.

The presentation of the Group's share of the results of joint ventures and associated undertakings in the Group's consolidated income statement will change under IFRS. Under UK GAAP, the Group's share of joint venture and associated undertaking operating profit, interest and tax have been disclosed separately in the consolidated income statement. In accordance with IAS 1, the results of joint venture and associated undertakings are presented net of interest and tax as a single line item. There is no effect on the result for the financial period from this adjustment.

There is no FRS 3 non-operating exceptionals equivalent under IFRS. Items not relating to underlying business performance, such as profits and losses on the disposal of property, will now be reported in operating profit. Kingfisher will continue to disclose operating exceptionals and provide adjusted earnings per share to assist stakeholders.

3.2. Intangible Assets

a) Goodwill amortisation

IFRS 3 "Business Combinations" requires that negative goodwill is recognised immediately in the income statement as opposed to being amortised. The negative goodwill that arose on the acquisition of the shares in Hornbach has been credited back to opening reserves under IFRS and increases the Group's interest in joint ventures and associates by £19.3m. The removal of the amortisation credit in the current year reduces profit before tax by £1m.

The non-amortisation of positive goodwill required under IFRS has no impact as all positive goodwill held was deemed to have an indefinite life under UK GAAP.

b) Computer Software

Under UK GAAP, all capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other computer software should be recorded as an intangible asset.

Accordingly, a net reclassification has been made of £65.4m in the opening balance sheet and of £66.9m in the balance sheet as at 29 January 2005 between property, plant and equipment and intangible assets. There is no impact on the profit and loss account from this reclassification.

3.3. Post Employment Benefits

The Group currently applies the provisions of SSAP 24 under UK GAAP and provides detailed disclosure under FRS 17 in accounting for pensions and other post-employment benefits.

The Group has elected to early adopt the amendment to IAS 19, "Employee Benefits" issued by the IASB on 16 December 2004 which allows all actuarial gains and losses to be charged or credited to equity.

The Group's opening IFRS balance sheet reflects the assets and liabilities of the Group's defined benefit schemes totalling a net liability of £245.7m. This amount represents less than 4% of the Group's market capitalisation at 31 January 2004. The transitional adjustment of £220.6m to opening reserves comprises the reversal of entries in relation to UK GAAP accounting under SSAP 24 less the recognition of the net liabilities of the Group's defined benefit schemes. The incremental charge arising from the adoption of IAS 19 on the Group's income statement is as follows:

	Year ended 29 January 2005 £m
Charged to operating profit	0.9
Charged to net financing charge	5.1
Total charge	6.0

The actuarial loss before tax of £79.3m arising in the year ended 29 January 2005 has been recorded in the statement of recognised income and expense. The pension deficit under IFRS at 29 January 2005 is £325.7m.

3.4. Deferred and Current Taxes

The scope of IAS 12, "Income Taxes" is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just taxable timing differences under UK GAAP.

As a result, the Group's IFRS opening balance sheet at 1 February 2004 includes an additional deferred tax liability of £189.4m. The majority of this adjustment relates to the deferred tax provided on the revaluation reserve less the deferred tax asset recognised on the pension deficit at 1 February 2004.

As stated in 3.1 above, the Group's share of its joint venture and associated undertakings' tax charges is shown as part of "Share of post tax result in joint venture and associated undertakings". "Tax on profit on ordinary activities" on the face of the consolidated income statement comprises the tax charge of the Company and its subsidiaries under IFRS.

The effective overall tax rate on profit is 31.0%. The effective tax rate before exceptional items and acquisition goodwill amortisation excluding prior year adjustments and the impact of the presentation of joint ventures and associated undertakings is 33.5% compared with 31.6% under UK GAAP. The increase is as a result of deferred tax being provided on all temporary differences as described above.

3.5. Share-based Payments

IFRS 2, "Share-based Payment" requires that an expense for equity instruments granted is recognised in the financial statements based on their fair value at the date of grant. This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme.

As previously mentioned, IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7 November 2002. The Group has principally adopted the Black Scholes model for the purposes of computing fair value under IFRS.

The additional pre-tax charge arising from the adoption of IFRS 2 on the Group's income statement is £1.8m for the year ended 29 January 2005. The impact from the adoption of this standard has only a small impact as the Group ceased offering share options in 2003 and replaced them with deferred shares for which a charge equating to the market value of the deferred shares has been recognised under UK GAAP.

3.6. Leases

a) Capitalisation of building leases

IAS 17, "Leases" requires that the land element of leases on land and buildings is considered separately for the purposes of determining whether the lease is a finance or operating lease.

A majority of the Group's buildings are on leases of 25 years or less which are classified as operating leases under IFRS. This treatment is consistent with UK GAAP. There are a small number of leases greater than 25 years where the building element of the leases have been reclassified as finance leases based on the criteria set out in IAS 17.

As a result, the Group's IFRS opening balance sheet at 1 February 2004 includes additional tangible fixed assets of £30.6m and additional finance lease obligations of £47.6m included within current and non-current borrowings. The main impact on the income statement is that the operating lease payment charged to operating profit under UK GAAP is replaced with a depreciation charge of the asset (in operating profit) and a financing charge (interest expense). Whilst the total charge for a lease over the life of the lease will be the same under UK GAAP and IFRS, the profile of the charge is different, with the charge being more front loaded under IFRS. The net pre-tax impact on the income statement is a further charge of £1.3m for the year ended 29 January 2005.

b) Lease incentives

Under UK GAAP, lease incentives were recognised over the period to the first market rent review. Under IFRS (SIC 15), lease incentives are required to be recognised over the entire lease term.

As a result, the Group's IFRS opening balance sheet at 1 February 2004 includes additional deferred income of £21.7m and a reduction in operating profit for the year ended 29 January 2005 of £4.5m.

3.7. FX Gains and Losses

Exchange differences on inter-company loan balances which do not meet the more stringent functional currency requirements of IAS 21 are shown in the income statement rather than as reserve movements, giving rise to a pre-tax unrealised gain of £12m in net finance costs for the year ended 29 January 2005. As these amounts are generated by exchange movements they will vary from period to period. However, there is an equal and opposite amount in reserve movements on consolidation and net equity is therefore unaffected.

3.8. Post Balance Sheet Events

IAS 10, "Events after the Balance Sheet Date" requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, "Provisions, Contingent Liabilities and Contingent Assets".

The final dividend declared in March 2004 in relation to the financial year ended 31 January 2004 of £143.4m has been reversed in the opening balance sheet and charged to equity in the balance sheet as at 29 January 2005. The final dividend accrued for the year ended 29 January 2005 of £159.7m has been reversed in the IFRS balance sheet as at 29 January 2005.

3.9. Financial Instruments

IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities.

All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to stringent criteria, derivative financial instruments, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

Hedge accounting will be adopted for a majority of the Group's forward currency contracts which are taken out to hedge the cost of foreign currency inventory, thereby reducing potential volatility in the income statement. Hedge accounting will also be adopted for the Group's interest rate swaps and underlying capital market debt, thereby reducing potential volatility in the income statement.

3.10. Other Adjustments

Other adjustments comprise:

- the restatement of investment properties to historical cost;
- reclassification of current asset investments to cash and cash equivalents as required by IAS 7;
- the inclusion of certain elements of income from suppliers and other similar items in the cost of inventories as required by IAS 2; and
- other minor GAAP differences.

4. RESTATED IFRS CONSOLIDATED STATEMENTS

CONSOLIDATED INCOME STATEMENT
For the year ended 29 January 2005

	UK GAAP (unaudited) IFRS format £m	IFRS adjustments (unaudited) £m	IFRS (unaudited) £r
Revenue	7,649.6	-	7,649.
Cost of sales	(4,783.3)	(2.4)	(4,785.7
Gross profit	2,866.3	(2.4)	2,863.
Selling costs	(1,834.4)	1.4	(1,833.0
Administrative expenses	(363.4)	(7.3)	(370.7
Other operating income	16.8	0.2	17.
Other operating expenses (note 5.1)	(16.6)	2.9	(13.7
Share of post tax result in joint venture and associated undertakings	27.5	(12.9)	14.
Operating profit	696.2	(18.1)	678.
Analysed as:			
Retail profit	747.9	(5.9)	742.
Other operating costs	(36.1)	(1.2)	(37.3
Acquisition goodwill amortisation	1.0	(1.0)	
Exceptional items (note 5.1)	(16.6)	2.9	(13.7
Share of joint venture and associate interest and tax	-	(12.9)	(12.9
	696.2	(18.1)	678.
Net financing charge	(25.3)	(3.4)	(28.7
Gain on retranslation of intercompany loan balance	-	12.0	12.
Net interest payable	(25.3)	8.6	(16.7
Profit before tax	670.9	(9.5)	661.
Tax on profit on ordinary activities	(201.4)	(3.8)	(205.2
Profit for the financial period from continuing operations	469.5	(13.3)	456.
Attributable to:			
– Equity shareholders	469.0	(13.3)	455.
– Minority interests	0.5	-	0.
	469.5	(13.3)	456.
Earnings per share (pence):			
– Basic	20.3	(0.6)	19.
– Diluted	20.2	(0.6)	19.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 29 January 2005

	UK GAAP (unaudited) IFRS format	IFRS adjustments (unaudited)	IFRS (unaudited)
	£m	£m	£
Gains on revaluation of properties	175.8	(175.8)	
Exchange differences on translation of foreign operations	65.2	(18.2)	47
Actuarial losses on defined benefit pension schemes	-	(79.3)	(79.
Tax on items taken directly to equity	(2.5)	31.7	29
Net income recognised directly in equity	238.5	(241.6)	(3.
Profit for the financial period	469.5	(13.3)	456
Total recognised income and expense for the period	708.0	(254.9)	453
Attributable to:			
– Equity shareholders	707.9	(254.9)	453
– Minority interests	0.1	-	0
	708.0	(254.9)	453

CONSOLIDATED BALANCE SHEET
As at 1 February 2004 (Opening balance sheet)

	UK GAAP (unaudited) IFRS format £m	IFRS adjustments (unaudited) £m	IFR((unaudited £n
Non-current assets			
Intangible assets	2,455.3	66.7	2,522.(
Property, plant and equipment	2,769.2	(37.1)	2,732.'
Investment property	12.0	(6.3)	5.7
Investments in joint venture and associates	145.7	19.3	165.(
Other investments	0.2	-	0.:
Trade and other receivables	25.8	-	25.8
	5,408.2	42.6	5,450.8
Current assets			
Inventory	1,071.7	(10.8)	1,060.9
Trade and other receivables	491.6	1.2	492.8
Income tax	1.4	-	1.4
Investments	23.8	(13.8)	10.(
Cash and cash equivalents	144.2	13.8	158.(
	1,732.7	(9.6)	1,723.'
Total assets	7,140.9	33.0	7,173.9
Current liabilities			
Short-term borrowings	(267.6)	(0.8)	(268.4
Income tax liabilities	(79.2)	-	(79.2
Trade and other payables	(1,578.4)	124.1	(1,454.3
Provisions	(7.0)	-	(7.0
	(1,932.2)	123.3	(1,808.9
Net current liabilities	(199.5)	113.7	(85.8
Non-current liabilities			
Long-term borrowings	(744.2)	(46.8)	(791.0
Other payables	(0.7)	-	(0.7
Deferred tax liabilities	(14.6)	(189.4)	(204.0
Post employment benefits	(25.1)	(220.6)	(245.7
Provisions	(17.5)	-	(17.5
	(802.1)	(456.8)	(1,258.9
Net assets	4,406.6	(300.5)	4,106.'
Equity			
Share capital	2,390.4	-	2,390.4
Other reserves	2,013.3	(300.5)	1,712.8
Total equity shareholders' funds	4,403.7	(300.5)	4,103.:
Minority interests	2.9	-	2.9
Total equity	4,406.6	(300.5)	4,106.'

CONSOLIDATED BALANCE SHEET
As at 29 January 2005

	UK GAAP (unaudited) IFRS format £m	IFRS adjustments (unaudited) £m	IFRS (unaudited £n
Non-current assets			
Intangible assets	2,463.1	69.9	2,533.(
Property, plant and equipment	3,247.9	(216.6)	3,031.:
Investment property	22.8	(4.1)	18.7
Investments in joint venture and associates	158.3	18.3	176.(
Trade and other receivables	26.6	-	26.(
	5,918.7	(132.5)	5,786.:
Current assets			
Inventory	1,333.0	(13.0)	1,320.(
Trade and other receivables	451.6	2.3	453.!
Income tax	8.8	-	8.ε
Investments	9.4	(9.4)	
Cash and cash equivalents	152.7	9.4	162.'
	1,955.5	(10.7)	1,944.ε
Total assets	7,874.2	(143.2)	7,731.(
Current liabilities			
Short-term borrowings	(184.0)	(0.9)	(184.9
Income tax liabilities	(113.7)	-	(113.7
Trade and other payables	(1,816.3)	136.6	(1,679.7
Provisions	(16.4)	-	(16.4
	(2,130.4)	135.7	(1,994.7
Net current liabilities	(174.9)	125.0	(49.9
Non-current liabilities			
Long-term borrowings	(772.4)	(45.9)	(818.3
Other payables	(0.9)	-	(0.9
Deferred tax liabilities	(20.8)	(171.9)	(192.7
Post employment benefits	(17.8)	(307.9)	(325.7
Provisions	(7.7)	-	(7.7
	(819.6)	(525.7)	(1,345.3
Net assets	4,924.2	(533.2)	4,391.(
Equity			
Share capital	2,434.9	-	2,434.!
Other reserves	2,486.6	(533.2)	1,953.4
Total equity shareholders' funds	4,921.5	(533.2)	4,388.:
Minority interests	2.7	-	2.7
Total equity	4,924.2	(533.2)	4,391.(

5. NOTES TO IFRS FINANCIAL INFORMATION

5.1. Exceptional items

Exceptional items (other operating expenses) comprise a £4.0m profit on the disposal of properties and fixed asset investments and a £17.7m charge relating to the provision against the working capital loan made in connection with the disposal of ProMarkt.

5.2. Adjusted earnings per share

	Year ended 29 January 2005 (unaudited) £m
Earnings attributable to equity shareholders for basic and diluted earnings per share	455.7
Items not related to underlying business performance:	
- Profit on disposal of fixed assets and investments	(4.0)
- Loss on sale of businesses	17.7
- Gain on retranslation of intercompany loan balance	(12.0)
- Tax on the adjustments	(1.7)
Earnings attributable to equity shareholders for adjusted earnings per share	455.7
Weighted average number of shares for basic EPS (millions)	2,307.5
Weighted average number of shares for diluted EPS (millions)	2,324.4
Basic earnings per share (pence)	19.7
Diluted basic earnings per share (pence)	19.6
Adjusted basic earnings per share (pence)	19.7
Adjusted diluted basic earnings per share (pence)	19.6

5.3. Net debt

	Year ended 29 January 2005 (unaudited) £m
Net debt under UK GAAP	794.3
Additional finance lease liability	46.8
Net debt under IFRS	841.1

6. OTHER INFORMATION

This document, together with the Appendix will be available on the Group's website www.kingfisher.com

Kingfisher plc

APPENDIX – Detailed reconciliation of UK GAAP to International Financial Reporting Standards (IFRS)

CONTENTS

These financial reconciliations are for convenience only and do not contain sufficient information to allow a full understanding of the impact of the transition to IFRS on the financial statements of Kingfisher plc or the historical results and state of affairs of Kingfisher plc.

1. CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the year ended 29 January 2005	Reported under UK GAAP £m	IAS 1 Joint venture and associates £m	IFRS 3 Business combination £m	IAS 19 Employee benefits £m	IAS 12 Deferred tax £m	IFRS 2 Share based payments £m	IAS 17 Leases £m	SIC 15 Lease incentives £m	IAS 21 Functional currency £m	Other £m	Restated under IFRS £m
Revenue	**7,649.6**	-	-	-	-	-	-	-	-	-	**7,649.6**
Cost of sales	(4,783.3)	-	-	-	-	-	-	(0.3)	-	(2.1)	(4,785.7)
Gross profit	**2,866.3**	-	-	-	-	-	-	**(0.3)**	-	**(2.1)**	**2,863.9**
Selling costs	(1,834.4)	-	-	0.6	-	-	5.3	(4.4)	-	(0.1)	(1,833.0)
Administrative expenses	(363.4)	-	(1.0)	(1.5)	-	(1.8)	(2.2)	-	-	(0.8)	(370.7)
Other operating income	16.8	-	-	-	-	-	-	0.2	-	-	17.0
Other operating expenses	(16.6)	-	-	-	-	-	-	-	-	2.9	(13.7)
Share of post tax result in joint venture and associated undertakings	27.5	(12.9)	-	-	-	-	-	-	-	-	14.6
Operating profit	**696.2**	**(12.9)**	**(1.0)**	**(0.9)**	-	**(1.8)**	**3.1**	**(4.5)**	-	**(0.1)**	**678.1**
Net financing charge	(25.3)	6.1	-	(5.1)	-	-	(4.4)	-	-	-	(28.7)
Gain on retranslation of intercompany loan balance	-	-	-	-	-	-	-	-	12.0	-	12.0
Profit before tax	**670.9**	**(6.8)**	**(1.0)**	**(6.0)**	-	**(1.8)**	**(1.3)**	**(4.5)**	**12.0**	**(0.1)**	**661.4**
Tax on profit on ordinary activities	(201.4)	6.8	-	1.9	(12.1)	0.5	0.4	1.4	(3.6)	0.9	(205.2)
Profit for the financial period from continuing operations	**469.5**	-	**(1.0)**	**(4.1)**	**(12.1)**	**(1.3)**	**(0.9)**	**(3.1)**	**8.4**	**0.8**	**456.2**

2. CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 1 February 2004 (Opening balance sheet)	Reported under UKGAAP (IFRS format) £m	IFRS 3 Business combinations £m	IAS 38 Intangibles reclass-ification £m	IAS 19 Employee benefits £m	IAS 12 Deferred tax £m	IFRS 2 Share based payments £m	IAS 17 Leases £m	SIC 15 Lease incentives £m	IAS 18 Dividend £m	Other £m	Restated under IFRS £m
Non-current assets											
Intangible assets	2,455.3	-	68.2	-	-	-	-	-	-	(1.5)	2,522.0
Property, plant and equipment	2,769.2	-	(68.2)	-	-	-	30.6	6.7	-	(6.2)	2,732.1
Investment property	12.0	-	-	-	-	-	-	-	-	(6.3)	5.7
Investment in joint ventures and associates	145.7	19.3	-	-	-	-	-	-	-	-	165.0
Other investments	0.2	-	-	-	-	-	-	-	-	-	0.2
Trade and other receivables	25.8	-	-	-	-	-	-	-	-	-	25.8
	5,408.2	19.3	-	-	-	-	30.6	6.7	-	(14.0)	5,450.8
Current assets											
Inventory	1,071.7	-	-	-	-	-	-	-	-	(10.8)	1,060.9
Trade and other receivables	491.6	-	-	-	-	-	-	2.1	-	(0.9)	492.8
Income tax	1.4	-	-	-	-	-	-	-	-	-	1.4
Investments	23.8	-	-	-	-	-	-	-	-	(13.8)	10.0
Cash and cash equivalents	144.2	-	-	-	-	-	-	-	-	13.8	158.0
	1,732.7	-	-	-	-	-	-	2.1	-	(11.7)	1,723.1
Total assets	**7,140.9**	**19.3**	**-**	**-**	**-**	**-**	**30.6**	**8.8**	**-**	**(25.7)**	**7,173.9**
Current liabilities											
Short-term borrowings	(267.6)	-	-	-	-	-	(0.8)	-	-	-	(268.4)
Income tax liabilities	(79.2)	-	-	-	-	-	-	-	-	-	(79.2)
Trade and other payables	(1,578.4)	-	-	(0.8)	-	3.2	-	(21.7)	143.4	-	(1,454.3)
Provisions	(7.0)	-	-	-	-	-	-	-	-	-	(7.0)